Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

BioMarin Pharmaceutical Inc.:

We consent to the use of our reports dated February 27, 2017, with respect to the consolidated balance sheets of BioMarin Pharmaceutical Inc. and subsidiaries as of December 31, 2016 and 2015 and the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, incorporated by reference herein. Our report refers to a change in accounting for share-based compensation.

/s/ KPMG LLP

San Francisco, California

June 13, 2017